Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
July 6, 2017
Via EDGAR
Trace Rakestraw
Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw and Ms. Younis,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which Mr. Rakestraw communicated to Adam Shaikh and me by telephone on July 12, 2016 and June 29, 2017, and which Ms. Younis communicated to me on July 5, 2017. The Registrant filed the Amendment with the Commission on May 23, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 43).
As noted below, the Registrant has previously responded to similar comments with respect to intervening filings and has made disclosure changes consistent with its other filings, as applicable.
Comments to the Fund Summary for the Principal Spectrum Preferred Securities Active ETF (the "Fund")
Comment 1. Please confirm that any fee waiver information will be included as a footnote to the Fund’s Annual Fund Operating Expenses Table.
Response: Confirmed.
Comment 2. Please confirm that all blank and bracketed information will be completed.
Response: Confirmed.
Comment 3. Securities of real estate investment trusts (REITs) are included in the principal investment strategies as an example of a preferred security. If the Registrant considers such securities to be preferred securities, please explain supplementally why such characterization is appropriate.
Response: The Registrant will delete references to REITs and real estate securities in the Fund summary.

Comment 4. Please consider defining “preferred securities” in the principal investment strategies, in addition to providing examples. Please revise the examples of preferred securities to the extent necessary for consistency with the definition.
Response: The Registrant respectfully submits that, in addition to providing examples, the principal investment strategies define preferred securities by disclosing their primary features.
Comment 5. Please consider disclosing the types of companies of which the Fund will buy preferred stock.
Response: The Registrant will make the requested revision.
Comment 6. Please add disclosure about the specific subset of subordinated debt that the Registrant considers to be preferred securities. Additionally, please explain supplementally how the Fund determines whether such securities are preferred securities for purposes of the names rule.
Response: The Registrant will revise the principal investment strategies to specify that the subset of subordinated debt characterized as preferred securities generally includes junior subordinated debt that has the contractual ability to defer payment of interest without accelerating an immediate default event. The Fund uses third party classifications (such as Bloomberg) to classify subordinated debt and other securities for purposes of the names rule.
Comment 7. If known, please inform the Staff supplementally of the percentage of contingent convertible securities (“CoCos”) in which the Fund expects to invest.
Response: The Registrant expects that the Fund will not invest in CoCos and will revise the disclosure accordingly.
Comment 8. Does the Fund principally invest in non-US financial services companies? If so, disclose earlier in the principal investment strategies, rather than only in the concentration disclosure.
Response: The Registrant will make the requested revision.
Comment 9. Consider disclosing how CoCos work and how they are different from regular convertible securities (for example, with respect to triggering events).
Response: The Registrant expects that the Fund will not invest in CoCos and will revise the disclosure accordingly.
Comment 10. With respect to investments in foreign securities, please:

(A)	disclose that financial institutions may act as Authorized Participants that post collateral on an agency basis;

(B)	disclose that, to the extent Authorized Participants exit, there may be significantly diminished trading markets; and

(C)	disclose that differences in the opening and closing of markets may result in changes between the last quote from a foreign market, which could lead to price differences.
Response: Similar to the Registrant’s other filings reviewed by the Staff, the Registrant will make the requested revisions to the Additional Information about Investment Strategies and Risks - Shares May Trade at Prices Different than NAV section.

Comment 11. Please add disclosure to the Market Trading Risk to the effect that:

(A)
when spreads widen or premiums/discounts to net asset values are larger, shareholders may receive less than the underlying value of the Fund’s securities when they buy/sell on the secondary market; and

(B)	in periods of market stress, market makers/participants may step away from their respective roles, which could lead to variances between the market price and underlying value of the securities.
Response: Similar to the Registrant’s other filings reviewed by the Staff, the Registrant will add relevant disclosures to the Market Trading Risk in the summary prospectus and to the Additional Information about Investment Strategies and Risks-Shares May Trade at Prices Different than NAV section.
Comment 12. Please consider adding a risk related to subordinated debt exposure, in addition to the fixed-income securities risk.
Response: The Registrant respectfully declines to revise the disclosure and submits that, in addition to the Fixed Income Securities Risk, such risks are described in the Preferred Securities Risk (specifically, lower priority claim on assets or earnings, credit and liquidation risk, and interest rate risk).
Comment 13. Please use a broad-based index as the benchmark for the Fund.
Response: The Registrant respectfully submits that the index is an appropriate broad based securities market index. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The Fund’s index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.
The Registrant notes that it intends to revise the index in the amendment, and submits that the revised index also meets the foregoing definition.
Comments to the Statutory Prospectus
Comment 14. Please consider designating the row in the strategy and risk table for “Management of the Fund” as “principal” since this is an active ETF.
Response: Similar to the Registrant’s other filings reviewed by the Staff, risks that apply to all Funds (including disclosure related to active management) will be removed from the risk table and disclosed in the paragraphs preceding the table.
Comment 15. REITs and Real Estate Securities are designated as "principal" in the table. If real estate securities other than REITs are a principal investment strategy and principal risk of the Fund, please add them to the Fund summary.
Response: The Registrant will revise the disclosure to designate REITs and real estate securities as non-principal.
Comment 16. Please revise duplicated information in the equity securities risk and small/mid cap disclosure.
Response: The Registrant will make the requested revision.
Comment 17. Please review the prospectus carefully to ensure all disclosures are drafted to apply to one fund (and not “funds” plural).
Response: The Registrant will make the requested revisions.

Comment 18. If investing in depositary receipts is a principal strategy of the Fund, please disclose in the Fund summary.
Response: The Registrant will make the requested revision.
Comment 19. The Fund has an Active Trading Risk but no corresponding strategy. Please disclose in the principal investment strategies if the Fund expects to have a high portfolio turnover rate.
Response: Because the Registrant expects the Fund will have a low portfolio turnover rate (less than 100%), the Registrant will delete the Active Trading Risk.
Comment 20. Does the Fund invest in TBAs? If so, please disclose along with any associated risks.
Response: The Fund does not expect to invest in TBAs.
Comments to the SAI
Comment 21. The SAI, under Industry Concentration, states: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” Please note the Staff’s position that privately-issued MBS and ABS are an industry (or for ABS, the Registrant could look through to the underlying industry). Please revise the disclosure to reflect the Staff’s position that these securities cannot be ignored for industry concentration purposes.
Response: Similar to the Registrant’s other filings reviewed by the Staff, the Registrant will make the requested revision.
Comment 22. In the Trustee table, please revise Drew Lawton’s principal occupation to New York Life Investment Management.
Response: The Registrant notes that Drew Lawton is no longer a director and will be deleted entirely from the SAI.
Comment 23. Please revise the Trustee ownership table to reflect the Fund (and not Registrant’s other series).
Response: The Registrant will include the Fund in the SAI with several of Registrant’s other Funds and therefore submits the disclosure is appropriate.
Comment 24. Please confirm that the Registrant will disclose the management fee for the Fund.
Response: Confirmed.
Comment 25. Does the Fund expect to have 12b-1 fees?
Response: Similar to the Registrant’s other filings reviewed by the Staff, the Registrant will revise the relevant disclosures to clarify.
Comment 26. In the Redeeming Creation Units - Cash in Lieu section, please consider including additional examples of circumstances in which the Fund can redeem in cash.
Response: Similar to the Registrant’s other filings reviewed by the Staff, the Registrant will revise the relevant disclosures to clarify.

Comment 27. The second paragraph in the Cash in Lieu section states as follows: “…the Authorized Participant will reimburse the Fund for, among other things, any difference between the market value at which the securities were purchased by the Fund and the cash in lieu amount (which amount, at Principal’s discretion, may be capped), applicable registration fees and taxes.” Please explain whether the Fund would reimburse an Authorized Person that has paid too much cash related to a security that the Fund can obtain for less.
Response: Similar to the Registrant’s other filings reviewed by the Staff, the Registrant will revise the relevant disclosures to clarify.
Comment 28. Please define the term “transmittal date” the first time it is used.
Response: The Registrant will make the requested revision.
Comment 29. In Appendix C, please disclose settlement periods that will take longer than 7 days.
Response: The Registrant will make the requested revision.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant